Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2023

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, expansion of marketing and channel activities, converting prospects to customers, statements that contain projections of expected market size, results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	shareholder activism; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2022, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

A. Operating Results

Introduction

Unless indicated otherwise by the context, all references in this report to “Nano Dimension”, the “Company”, “we”, “us” or “our” are to Nano Dimension Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2023, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Our vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly and economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

We believe that additive manufacturing, or AM, which is known to some as 3D printing, of electronics and precision applications is key to future growth in the manufacturing industry.

Our technology strategy is rooted in the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning and self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Our portfolio of 3D printers includes: (i) additively manufactured electronics inkjet printers known as DragonFly IV that produce printed circuit boards, or PCBs, and electronic devices by simultaneously depositing proprietary conductive and dielectric substances while integrating in situ capacitors, antennas, coils, transformers, and electromechanical components, (ii) micro additive manufacturing digital light processing, or DLP, printers known as Fabrica 2.0 that achieve production-grade micron-level resolution polymer and composite parts, and (iii) industrial AM DLP printers known as Admaflex utilizing a patented DLP foil system that fabricates strong and complex ceramic and metal parts.

Our 3D printing portfolio is complemented by a range of consumables, also known as materials, including: inks, resins, and slurries. We also offer software to provide engineers with the tools to bring precision and electrical parts from design-to manufacturing. Our suite of Additive Electronics robotics includes: (i) Surface Mount Technology suite of production equipment for Hi-PEDs® and PCB assembly known as Essemtec with a number of products, and (ii) Ink Delivery Systems controls for digital printing solutions known as Global Inkjet Systems for software, drive electronics, and ink delivery systems.

In 2020, 2021 and 2022, we increased our sales and commercialization efforts. As a part of scaling our operations, we have offices spanning across the United States, Australia, Germany, UK, Switzerland, Netherlands and Israel. The regional offices are designed to accelerate the adoption of additive manufacturing for electronics development and serve as customer and training facilities and sales support centers.

Results of Operations

The following discussion of our unaudited results of operations for the six-month periods ended June 30, 2023 and 2022, included in the following table, which presents selected financial information data, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes.

	For the Six-Month Period Ended June 30,
	Thousands USD
	2022	2023

Revenues	21,531	29,702

Cost of revenues	13,731	16,447

Cost of revenues - amortization of intangible	3,219	194

Total cost of revenues	16,950	16,641

Gross profit	4,581	13,061

Research and development expenses	36,235	35,636

Sales and marketing expenses	19,423	15,703

General and administrative expenses	13,949	23,355

Operating loss	(65,026)	(61,633)

Finance income	7,810	80,780

Finance expense	16,835	6,442

Income (loss) before taxes on income	(74,051)	12,705

Basic and diluted income (loss) per share (USD)	(0.28)	0.05

Six Months Ended June 30, 2023 Compared with Six Months Ended June 30, 2022

Revenues. Our revenues are derived primarily from sales of systems to customers, warranty and service contracts, and sale of ink and other consumables to those customers. Total revenues for the six months ended June 30, 2023 were $29,702,000, compared to $21,531,000 in the six months ended June 30, 2022. The increase is attributed to increased sales of the Company’s product lines.

Cost of Revenues. Cost of revenues consists mainly of cost of systems sold, cost of maintenance, and ink and other consumables costs, as well as amortization of intangible assets and inventories write-down. Our cost of revenues (excluding amortization of intangibles and write-down of inventories) for the six months period ended June 30, 2023, was $16,447,000, compared to $13,731,000 in the six months period ended June 30, 2022. The increase is attributed mostly to increased sales of the Company’s product lines. Write-down of inventories and impairment of assets recognized in business combination and technology for the six months ended June 30, 2023 were $194,000, compared to $3,219,000 in the six months period ended June 30, 2022. The decrease attributed to a decrease in intangible assets’ amortization, which were fully amortized as of December 31, 2022.

Research and Development. Research and Development, or R&D, expenses consist primarily of salaries and share-based payments expenses of employees engaged in on-going R&D activities, materials, depreciation, and other related costs. R&D expenses for the six months period ended June 30, 2023, were $35,636,000, compared to $36,235,000 in the six months period ended June 30, 2022. The decrease is mainly attributed to a decrease in share-based payments and subcontractors’ expenses, and is partially offset by an increase in payroll, materials, depreciation and other R&D expenses.

Sales and marketing. Sales and marketing, or S&M, expenses consist primarily of salaries and share-based payments expenses of sales and marketing employees, marketing and advertising expenses, travel and related expenses, and other sales and marketing costs. S&M expenses for the six months period ended June 30, 2023, were $15,703,000, compared to $19,423,000 in the six months period ended June 30, 2022. The decrease is mainly attributed to a decrease in share-based payments and marketing expenses.

General and administrative. General and administrative, or G&A, expenses consist primarily of professional services expenses, salaries and share-based payments expenses for general and administrative employees, and other administrative costs. G&A expenses for the six months period ended June 30, 2023, were $23,355,000, compared to $13,949,000 in the six months period ended June 30, 2022. The increase is mainly attributed to an increase in payroll and professional services expenses.

Operating Loss. Based on the foregoing, we recorded an operating loss of $61,633,000 for the six months ended June 30, 2023, compared to $65,026,000 in the six months ended June 30, 2022.

Finance income and expenses. Finance income and expenses consist of finance expense or income as a result of the change in the fair value of financial assets and liabilities, bank fees, revaluation of liability in respect of government grants and lease liability, and exchange rate differences. Finance income, net, for the six months ended June 30, 2023, was $74,338,000, compared to finance expenses, net, of $9,025,000 in the six months ended June 30, 2022. The increase in income resulted primarily from finance income as a result of the change in the fair value of our investment in Stratasys Ltd.’s (Nasdaq: SSYS) shares and an increase in interest income, as well as a decrease in exchange rate expenses differences, net.

Net income (Loss) attributed to owners. Net income attributed to owners for the six months ended June 30, 2023, was $13,103,000, or $0.05 income per share, compared to net loss of ($72,825,000), or ($0.28) loss per share, for the six months ended June 30, 2022.

B. Liquidity and Capital Resources

Since our inception through June 30, 2023, we have funded our operations principally with $1,550,642,000 from the issuance of Ordinary Shares, warrants and convertible notes. As of June 30, 2023, we had $1,126,581 thousand in cash and cash equivalents, short term unrestricted deposits and marketable securities.

The table below presents our cash flows:

	Six Month Periods Ended June 30,
(in thousands of U.S. dollars)	2022	2023
Operating activities	(43,431)	(56,116)

Investing activities	(94,575)	(149,803)

Financing activities	(2,936)	(23,710)

Net decrease in cash	(140,942)	(229,629)

Operating Activities

Net cash used in operating activities of approximately $56,116,000 during the six months ended June 30, 2023, was primarily used for payment of salaries and related personnel expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Net cash used in operating activities of approximately $43,431,000 during the six months ended June 30, 2022, was primarily used for payment of salaries and related personnel expenses, payments for materials, rent, travel, professional services and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of approximately $149,803,000 during the six months ended June 30, 2023, was primarily used for investment in bank deposits and fixed assets and payment of liabilities with respect to contingent consideration of business combination, less cash interest received from banks.

Net cash used in investing activities of approximately $94,575,000 during the six months ended June 30, 2022, was primarily used for investment in bank deposits, investment in securities and fixed assets, acquisition of subsidiaries and payment of liabilities to pay with respect of contingent consideration of business combination, less cash interest received from banks.

Financing Activities

Net cash used in financing activities of approximately $23,710,000 in the six months ended June 30, 2023, consisted primarily of repurchases of treasury shares, lease payments and payments in connection with our acquisitions of [DeepCube] and [Nano Fabrica].

Net cash used in financing activities of approximately $2,936,000 in the six months ended June 30, 2022, consisted primarily from lease payments and payments of share price protection recognized in business combination.

Current Outlook

To date, we have not achieved operating profitability and have sustained operating losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our ordinary shares (including ADSs), warrants and other convertible securities. Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures, general corporate purposes and to advance our merger and acquisition strategy. We believe that our current resources will be sufficient to meet our business needs for at least the next 12 months.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress of commercial sales of our products

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the cost and progress of our mergers and acquisition activity;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

C. Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

D. Trend Information

 We have been engaged, and plan to continue to engage, among other trends, in mergers and acquisitions to diversify or expand our business, which may pose risks to our business, and we may not realize the anticipated benefits of these mergers or acquisitions. For a description of additional factors that may affect our future performance, please see our Annual Report, “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Current Outlook.”

E. Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. For a comprehensive discussion of our critical accounting estimates please see “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations – E. Critical Accounting Estimates” section in our Annual Report.

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